EXHIBIT 99.1

BrainsWay Reports Cigna’s Evernorth Behavioral Health to Eliminate Prior Authorization Requirements for TMS Coverage, Accelerating Access to Care

BURLINGTON, Mass. and JERUSALEM, Feb. 18, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive brain stimulation technologies, today commented on the recent news issued by Evernorth® Behavioral Health, Inc., a division of the Cigna Group, which serves over 18 million covered lives across 12 states, that it will no longer require prior authorization for transcranial magnetic stimulation (TMS) for contracted providers whose patients have coverage under Evernorth and Cigna Healthcare® plans. The Evernorth press release stated that the change will be effective on March 6, 2026.

“Evernorth’s decision to eliminate the requirement for contracted providers to have patients obtain prior authorizations for TMS treatment marks an important step forward in expanding patient access to this effective and well-accepted therapy. This change empowers providers to deliver timely care to patients who meet Evernorth’s TMS policy selection criteria,” stated Hadar Levy, CEO at BrainsWay. Evernorth currently covers TMS treatment for patients with both major depressive disorder (MDD) for adolescents and adults, and obsessive-compulsive disorder OCD.

“By reducing administrative hurdles, Evernorth’s new policy allows providers to focus on helping patients through their care journey and identifying the most effective treatment option. Many individuals living with major depressive disorder—whether adolescents or adults—or with obsessive‑compulsive disorder have already tried multiple medications, psychotherapy, and other interventions without meaningful improvement. With our Deep TMS systems already widely adopted across the U.S., timely access to this evidence‑based treatment gives eligible patients a meaningful opportunity to move forward and experience improvement in their day‑to‑day lives,” stated Michael Cohen, Vice President of U.S. Sales.

BrainsWay continues to lead the field with its proprietary H-coil technology, robust clinical research, and ongoing collaboration with providers and policymakers to expand access to advanced neurostimulation therapies.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “targets,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies – especially preliminary data which remains subject to peer-review – do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure to realize anticipated synergies and other benefits of the proposed transaction; the failure of our investments in management services organizations and/or other clinic-related entities to produce profitable returns; inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
britchie@lifesciadvisors.com